EXHIBIT (a)(1)(xiv)

To all eligible employees and former employees:

Gerdau’s offer to exchange your options or SARs for other securities is part of a formal “tender offer” process which requires Gerdau to make filings relating to the offer with the Securities and Exchange Commission (SEC).  The SEC, in turn, may issue comments to Gerdau in connection with the tender offer.  In response to such comments received from the SEC, Gerdau is supplementing and amending the Offer to Exchange, Acceptance/Re-election Form, Withdrawal Form, and “How to Make an Election” instructions that were previously distributed to you and filed with the SEC.  Attached are the corresponding Supplement to the Offer to Exchange, as well as revised versions of the Acceptance/Re-election Form, Withdrawal Form, and “How to Make an Election” instructions.  The Supplement lists the changes we are making to the Offer to Exchange.  The remaining three documents have been revised to remove references to an obligation to read certain documents prior to making an election in the exchange offer.

If you have not yet made your election or are considering changing your election, please use the new forms attached hereto.  Except as indicated in the attached documents, all other terms of the exchange offer remain unchanged.

As a reminder, the deadline to submit or make changes to your election is 4:00 p.m. Eastern Time, on November 19, 2013, unless extended.